FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc 2. Name of scheme RBSG Sharesave Scheme

3. Period of return:

From 1 October 2002 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

16,294,643

5. Number of shares issued/allotted under scheme during period

275,091

6. Balance under scheme not yet issued/allotted at end of period

16,019,552

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

20,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From 1 October 2002 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

6,034,125

5. Number of shares issued/allotted under scheme during period

114,099

6. Balance under scheme not yet issued/allotted at end of period

5,920,026

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

5,000,000 Ordinary Shares of 25p each – Block Listing granted 13 January 1999 5,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme NatWest Sharesave Scheme

3. Period of return:

From 1 October 2002 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

20,286,521

5. Number of shares issued/allotted under scheme during period

7,571,746

6. Balance under scheme not yet issued/allotted at end of period

12,714,775

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

23,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme NatWest Executive Share Option Scheme

3. Period of return:

From 1 October 2002 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

2,862,857

5. Number of shares issued/allotted under scheme during period

164,855

6. Balance under scheme not yet issued/allotted at end of period

2,698,002

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

5,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme Option 2000 Scheme

3. Period of return:

From 1 October 2002 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

13,995,350

5. Number of shares issued/allotted under scheme during period

1,350

6. Balance under scheme not yet issued/allotted at end of period

13,994,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

14,000,000 Ordinary Shares of 25p each – Block Listing granted 22 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme Employee Share Ownership Plan

3. Period of return:

From 15 January 2003 to 31 March 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

15,000,000

5. Number of shares issued/allotted under scheme during period

2,905,640

6. Balance under scheme not yet issued/allotted at end of period

12,094,360

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

15,000,000 Ordinary Shares of 25p each – Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,904,406,820

Contact for queries:
Address: The Royal Bank of Scotland plc
42 St Andrew Square
Name: Jan Cargill
Edinburgh EH2 2YE
Telephone: 0131 523 4017

THE ROYAL BANK OF SCOTLAND plc

The Royal Bank of Scotland plc (“the Bank”) has today launched a Euro 750 million Subordinated Lower Tier II issue. The notes will have a maturity date of 22nd April 2015.

The deal has been priced at Euro 12 year mid swaps plus 40 basis points, which equates to a spread of 73.6 basis points over the Bund 4.50% due January 2013.

The joint lead managers for the deal were The Royal Bank of Scotland (bookrunner) and UBS Warburg, with ABN AMRO and JP Morgan Chase as co-managers.

The notes have been issued under the Bank’s Euro Medium Term Note Programme, and are expected to be rated Aa2/A+/AA- by Moody’s, Standard & Poor’s and Fitch respectively. The notes will be listed on the London Stock Exchange.

Stabilisation FSA.

For further information, please contact:

The Royal Bank of Scotland Group plc
Fred Watt
Group Finance Director
42 St. Andrew Square
Edinburgh EH2 2YE
Tel: 0131 523 2028

Ron Huggett
Capital Raising Director
5th Floor. 280 Bishopsgate
London EC2M 4RB
Tel: 020 7375 4925

The Royal Bank of Scotland plc
Gordon Taylor
Associate Director, Primary Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095

UBS Warburg Limited
Frank Kennedy
Managing Director, Debt Capital Markets
100 Liverpool Street
London EC2M 2RH
Tel: 020 7567 4458

10 April 2003

17 April 2003

Citizens to Acquire Port Financial Corp.

Citizens Financial Group, a wholly owned subsidiary of The Royal Bank of Scotland Group plc, has agreed to purchase Port Financial Corp., the holding company for Cambridgeport Bank in a cash transaction for $285 million.

Cambridgeport Bank is a Massachusetts savings bank operating 11 branches in Middlesex and Norfolk counties, the largest eastern Massachusetts markets outside Boston. It has total deposits of $1.2 billion and total loans of $0.8 billion.

The transaction is subject to Port Financial Corp. shareholder and US regulatory approval and is expected to complete by the end of the third quarter 2003.

Fred Goodwin, Group Chief Executive, The Royal Bank of Scotland Group said: “This is a small tactical acquisition that will be fully absorbed into the Citizens Group. It is forecast to be accretive for our shareholders, and usefully deepens the Citizens’ franchise in a prosperous part of the Boston area.”

For further information, contact:

Investor Relations:
Alan Waite
Investor Relations
Tel: +44 (0) 20 7672 1763

Media Enquiries:
Howard Moody
Director, Group Communications
Tel: +44 (0) 131 523 2056

The Royal Bank of Scotland Group plc (“the Group”) today holds it Annual General Meeting, at 2.00 p.m., at the International Conference Centre, The Exchange, Morrison Street, Edinburgh

AGM Agenda

The meeting will deal with the proposed Resolutions as outlined in the Notice of Meeting issued to Shareholders dated 19 February 2003, and will provide a summary of the business and financial performance of the Group in 2002.

The following is an extract from the speech to be made by Sir George Mathewson, Chairman, at the Meeting.

“I am pleased to report that, over the last year, we have completed all aspects of the integration of NatWest, which we acquired in March 2000. This was a landmark achievement and involved a huge amount of work by a huge number of people, over two and half years.”

“In October last year, we announced the completion of IT integration, which involved the conversion of NatWest systems and data on to the RBS platform. This involved 14 million customer accounts being transferred, by up to 3,000 IT staff, working 7,000 man years. We are not aware of the successful completion of any other IT integration of similar scale and complexity.”

“We have implemented the full amounts of the higher transaction benefits. These benefits will amount to £2,030 million of additional profit for our shareholders each year. However, our success over recent years has not been entirely dependent on the NatWest transaction benefits.”

“Over the last three years, we have increased the income of the enlarged Group by 52 per cent, or £5,750 million.”

“Part of our increase in income came from the NatWest transaction benefits and part from acquisitions. But, importantly, 70 per cent of the increase in income came from organic growth across our businesses.”

“There is strong evidence that our strategies are enabling us to meet our goal of delivering value for our shareholders, our customers and our people. Our success has been recognised in a number of different ways. I am delighted that we have just received, for the first time, a Queen's Award for Enterprise, and we are the largest company ever to have received this Award. This recognises the Group's overseas earnings, coming primarily from the United States and Europe. We have also been voted the third most admired bank in the World, in Fortune Magazine.”

“At previous meetings, we have mentioned our strength, diversity and flexibility. These are real qualities, evident across the Royal Bank Group. They give us confidence that we shall be able to continue to deliver on our promises to shareholders, and provide customers with improved service, with well rewarded and highly motivated staff, while allowing us to make a major contribution to the communities in which we operate.”

“It is my firm belief that these qualities, our strategies and the opportunities that are now open to us, enable us to provide superior returns to shareholders now, and will in the future. In the current year, the performance of the Group remains on track and our businesses continue to perform well.”

Further Updates

The Group's interim results will be announced on Thursday, 5 August 2003 and will provide a formal update of financial trading performance in the six month period to 30 June 2003.

Contacts

Howard Moody	Group Director, Communications	0131 523 2056
Anthony Frost	Head of Group Media Relations	0131 523 4414
Carolyn McAdam	Head of Group Communications	0131 523 2055

Forward Looking Statements

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

28 April 2003

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 30 JUNE 2003

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 30 May 2003 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 9 May 2003.

30 April 2003

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 May 2003

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:
Name:	H Campbell
Title:	Head of Group Secretariat